AUTORITÉ DES MARCHÉS FINANCIERS

CERTIFICATE TO BE USED WITHIN THE CONTEXT OF THE SUBSTITUTION OF A STATEMENT OF A CORPORATION THAT IS NOT AN ENTITY

I certify that I have examined the information concerning Eldorado Gold Corporation contained in the statement of Philip Yee for the fiscal year that began on January 1, 2022 and ended on December 31, 2022. To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete.

Full name of the officer or director: Philip Yee

Title of position: Executive Vice President and Chief Financial Officer

Date : May 23, 2023

"Philip Yee"

[Signature]